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NEWS RELEASE

SHAW RENEWS NORMAL COURSE ISSUER BID

Calgary, Alberta (November 16, 2009) – Shaw Communications Inc. (“Shaw”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. Shaw’s normal course issuer bid will now expire on November 18, 2010, in accordance with the rules of the TSX.

As approved by the TSX, during the period of November 19, 2009 to November 18, 2010, Shaw is now authorized to acquire up to an additional 35,000,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares. A total of 414,218,183 Class B Non-Voting Shares of Shaw were issued and outstanding as at October 31, 2009.

Shaw continues to believe that purchases of Class B Non-Voting Shares under the bid are in the best interests of the corporation and its shareholders, and that such purchases constitute a desirable use of Shaw’s free cash flow.

Class B Non-Voting Shares will be purchased by Shaw through the facilities of the TSX pursuant to the TSX’s rules governing normal course issuer bids, or otherwise pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada, and any Class B Non-Voting Shares so purchased will be cancelled. For purposes of the TSX normal course issuer bid rules, Shaw’s average daily trading volume (“ADTV”) for the past six months is 1,118,019 shares. As a result, a maximum of 279,504 Class B Non-Voting Shares (being 25% of the ADTV) may be purchased by Shaw on any one day under the renewed bid, except where purchases are made in accordance with the “block purchase exception” of the TSX rules or pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada.

The bid does not apply to the Class A Shares of Shaw.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves over 3.4 million customers, including over 1.7 million Internet and 850,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca